Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 6 December 2023

WOODSIDE AND MEXICO PACIFIC SIGN LNG SUPPLY AGREEMENT

Woodside has signed a sales and purchase agreement (SPA) with Mexico Pacific Limited (Mexico Pacific) to purchase 1.3 million tonnes per annum (Mtpa), equivalent to approximately 18 cargoes per year, of liquefied natural gas (LNG) for 20 years.

LNG is expected to play a critical role in the energy transition and long-term demand is anticipated to remain strong. This agreement is consistent with Woodside’s strategic objective of building global scale and flexibility in its LNG portfolio.

Woodside CEO Meg O’Neill said, “As we deliver on our strategy, we aim to complement Woodside’s produced LNG supply with third parties’ volumes, giving us greater scale and portfolio flexibility to serve our customers, while optimising our LNG trading activities.

“This agreement with Mexico Pacific delivers a new source of LNG into our trading portfolio, expands our geographic diversification in the Pacific Basin and builds on our presence in Mexico.

“Mexico Pacific’s Saguaro Energia LNG Project is located on the Pacific coast of Mexico, providing proximity to key markets in Asia.”

Under the SPA, Woodside will purchase the LNG from the Saguaro Energia LNG Project, located in Puerto Libertad, Sonora, Mexico on a free-on-board basis with pricing linked to US gas indices.

The SPA is subject to Mexico Pacific taking a final investment decision (FID) on the proposed third train at the Saguaro Energia LNG Project. The FID is expected in the first half of 2024 and commercial operations are targeted to commence in 2029.

“We are delighted to welcome Woodside, one of the most established global LNG market participants, as a foundation customer of Train 3, further validating the value of west coast Mexican LNG,” said Sarah Bairstow, President of Mexico Pacific. “We look forward to continuing our collaborative relationship with Woodside to bring additional supply online to address critical energy security and energy transition needs.”

Contacts:
INVESTORS		MEDIA

Marcela Louzada (Group)	Rohan Goudge (US)	Christine Forster
M: +61 456 994 243	M: +1 (713) 679-1550	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)	E: investor@woodside.com
M: +61 457 513 249

This announcement was approved and authorised for release by Woodside’s Disclosure Committee

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding long-term demand for Woodside’s products and the development, completion and execution of third-party projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.